HEMISPHERE ENERGY RENEWS $15.0 MILLION CREDIT FACILITY

TSX-V: HME

Vancouver, British Columbia, July 28, 2015 – Hemisphere Energy Corporation ("Hemisphere" or the "Company") (TSX-V: HME) is pleased to announce the renewal of its credit facility.

Following the annual review with its lender, Hemisphere’s credit facility will remain at $15.0 million with no changes to covenants or applicable margins on borrowing costs. Funds available under the credit facility are $14.0 million, with access to the remaining $1.0 million based on additional approval of the lender. As at July 28, 2015, the Company has approximately $10.0 million in net debt.

Hemisphere has received approval from the Alberta Energy Regulator for its first waterflood pilot scheme in the Atlee Buffalo Upper Mannville F pool and is anticipating first injection by the end of the third quarter. The Company expects approval on two additional waterflood pilot projects in Atlee Buffalo early in the fourth quarter. In Jenner, Hemisphere plans to add a disposal well by year-end, thereby increasing its water disposal capacity. These capital projects add production and reserves at low costs, and provide long-term stability and increased recovery to Hemisphere’s assets.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "HME".

For further information, please contact:

Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Scott Koyich, Investor Relations
Telephone: (403) 619-2200
Email: scott@briscocapital.com

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Net debt

Net debt is a non-IFRS measure calculated as current assets minus current liabilities including bank indebtedness and excluding flow-through premium.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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